MOTORS MECHANICAL REINSURANCE COMPANY, LIMITED
                        Supplement dated January 26, 1999
                                       to
                          Prospectus Dated May 12, 1998


1. The fourth paragraph on the cover of the Prospectus is deleted in its entirety and replaced with the following:

          "The Shares are being sold, on a continuous basis, by registered representatives of GMAC Securities Corp. Neither the registered representatives nor GMAC Securities Corp. is specifically compensated for their services in this regard."

2. "Plan of Distribution" contained under "Summary" on page 6 of the Prospectus is deleted in its entirety and replaced with the following:

          "The Shares are being offered, on a continuous basis, by registered representatives of GMAC Securities Corp., a broker-dealer affiliate of MIC. Neither the registered representatives nor GMAC Securities Corp. is specifically compensated for their services in this regard, and no commissions are charged or paid in connection with sale of the Shares."

3. "Plan of Distribution" on pages 24-25 of the Prospectus is deleted in its entirety and replaced with the following:

          "The Shares are being offered, on a continuous basis, by registered representatives ("Registered Reps.") of GMAC Securities Corp. GMAC Securities Corp. is an affiliate of MIC and is registered as a broker-dealer under the Securities Exchange Act of 1934 and in each of the states in which Shares are being offered. It is also a member of the National Association of Securities Dealers, Inc. The Registered Reps. receive no commissions or other compensation related directly to their sale of Shares. In addition, GMAC Securities Corp. receives no compensation in connection with the distribution of the Shares. All sales of Shares are subject to approval by the Company. (See "Eligibility to Purchase the Shares")."